

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-Mail
Mr. Michael Robinson
Chief Financial Officer
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassan, Minnesota 55317

> **Re: Life Time Fitness, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-32230**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1. Business

1. We note from your disclosure in the Business section that you have implemented a member loyalty or rewards program called LTBuck$. Please explain to us how you account for amounts earned or accrued under this program. If the amount is material to your financial statements, please also revise your notes to the financial statements to disclose your accounting treatment for this rewards program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

2. We note from your disclosure in MD&A that you include revenue recognition and share-based compensation in your discussion of critical accounting estimates. In light of the significance of long-lived assets to your balance sheet, please consider disclosing the accounting for long-lived assets and related impairment analysis as a critical accounting estimate.   Your revised disclosure should address the following areas:
    * Types of assumptions underlying the most significant and subjective estimates;
    * Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    * Circumstances that have resulted in revised assumptions in the past.

    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Audited Financial Statements

Statements of Operations

3. We note that the amount of in-center revenue has increased significantly in 2011 and in the six months ended June 30, 2012. We also note from your disclosure in MD&A that in-center revenue includes the sale of LifeSpa and LifeCafe products. Please tell us how much of your total revenue for 2011 and the six months ended June 30, 2012, relates to the sale of products versus services. If the amount of revenue related to products is greater than ten percent of total revenues, please revise to separately disclose the amount of revenue and cost of sales related to the sale of products on the fact of your statement of operations. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to the Financial Statements

Note 11. Quarterly Financial Data (Unaudited)

4. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the stock compensation charge in the fourth quarter of 2011 related to the Special 2009 Restricted Stock Grant. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Signatures, page 102

5. Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer. Refer to Form 10-K, General Instruction D(2)(a). In this regard, we note that Messrs. Akradi, Robinson and Hugo signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief